Exhibit 99.6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Emerald Health Therapeutics, Inc. (the “Company”) on Form 40-F/A for the period ended December 31, 2018 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dr. Avtar Dhillon, Executive Chairman and President of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)       The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)       The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 2, 2019	/s/ Dr. Avtar Dhillon
Dr. Avtar Dhillon
Executive Chairman, President
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Emerald Health Therapeutics, Inc. and will be retained by Emerald Health Therapeutics, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.